PARSONS/BURNETT/BJORDAHL LLP

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ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6983)

August 16, 2010

Mr. Michael Clampitt

Senior Attorney

US Securities Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Mokita, Inc.

Registration Statement on Form S-1/A

Filed July 15, 2010

File No. 333-167275

Dear Mr. Clampitt:

This letter is in response to your comment letter dated July 19, 2010, with regard to the Form S-1/A filing of Mokita, Inc., a Nevada corporation (“Mokita” or the "Company") filed on July 15, 2010.  Responses to each comment have been keyed to your comment letter.

Registration Statement on Form S-1/A, filed July 15, 2010

General

1.

The financial statements and financial discussions throughout the document have been updated.

Risk Factors, page 6

2.

This risk factor heading has been revised to correctly reference the type of business.

Use of proceeds

3.

This section has been revised to remove the statement indicating that the Company does not intend to pay offering expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation, page 32

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Mr. Michael Clampitt

Division of Corporation Finance

Securities and Exchange Commission

August 16, 2010

4.

Description of our business has been revised in the Item 3 and Item 11 to match the disclosure in the MD&A section.

Report of Independent Registered Public Accounting Firm, page 20

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

5.

The Auditor’s Report has been revised.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Mokita in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs